SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023 (Report No. 1)

Commission File Number: 0-27466

NICE LTD.
(Translation of Registrant’s Name into English)

13 Zarchin Street, P.O. Box 690, Ra’anana, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Announces ENGAGE 2023, the Industry’s Premier Financial Crime & Compliance Risk Management Event, dated June 1, 2023.
99.2	NICE Named Company of the Year for Conversational AI In the North American CCaaS Market, dated June 5, 2023.
99.3	NICE Launches Next Big Leap of Enlighten, Creating the CX Industry’s First Trusted AI For Business, dated June 6, 2023.
99.4	NICE Presents Elite Partners of the Year Awards at Interactions 2023, dated June 7, 2023.
99.5	NICE Recognizes CX AI Leadership, Unveiling CX Excellence Award Winners at Interactions 2023, dated June 7, 2023.
99.6	NICE Actimize Receives 2023 “Best Technology Management Team North America” Award from Global Banking & Finance Review, dated June 12, 2023.
99.7	NICE Actimize Positioned as Highest-Scoring Vendor in 2023 Quadrant Knowledge Solutions SPARK Matrix Anti-Money Laundering Report, dated June 13, 2023.
99.8	NICE Actimize Positioned as Highest-Scoring Vendor Across Technology Excellence in 2023 Quadrant Knowledge Solutions KYC Report, dated June 15, 2023.
99.9	NICE Actimize Receives 2023 Inaugural “TabbFORUM NOVA Award” for Innovation in Capital Markets, dated June 19, 2023.
99.10	NICE Announces Interactions International 2023, Premier CX Event Showcasing Enlighten’s Pioneering AI For Business, dated June 19, 2023.
99.11	NICE Actimize Named Suitability Category Winner for 2023 WealthTech Americas Awards for the Second Consecutive Year, dated June 20, 2023.
99.12	NICE Releases 2021-2022 Environmental, Social and Governance (ESG) Report, Demonstrating Positive Impact of Cloud-Based Solutions , dated June 21, 2023.
99.13	NICE Announces Launch of CXone as an Industry First EU Sovereign Cloud CX Platform, dated June 26, 2023.
99.14	NICE Actimize Named Category Winner for Suitability in WealthBriefingAsia Awards for Third Consecutive Year, dated June 26, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE LTD.

Name:	/s/ Tali Mirsky
Title:	Corporate VP, General Counsel and Corporate Secretary

Dated: July 5, 2023

EXHIBIT INDEX

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

99.1	NICE Actimize Announces ENGAGE 2023, the Industry’s Premier Financial Crime & Compliance Risk Management Event, dated June 1, 2023.
99.2	NICE Named Company of the Year for Conversational AI In the North American CCaaS Market, dated June 5, 2023.
99.3	NICE Launches Next Big Leap of Enlighten, Creating the CX Industry’s First Trusted AI For Business, dated June 6, 2023.
99.4	NICE Presents Elite Partners of the Year Awards at Interactions 2023, dated June 7, 2023.
99.5	NICE Recognizes CX AI Leadership, Unveiling CX Excellence Award Winners at Interactions 2023, dated June 7, 2023.
99.6	NICE Actimize Receives 2023 “Best Technology Management Team North America” Award from Global Banking & Finance Review, dated June 12, 2023.
99.7	NICE Actimize Positioned as Highest-Scoring Vendor in 2023 Quadrant Knowledge Solutions SPARK Matrix Anti-Money Laundering Report, dated June 13, 2023.
99.8	NICE Actimize Positioned as Highest-Scoring Vendor Across Technology Excellence in 2023 Quadrant Knowledge Solutions KYC Report, dated June 15, 2023.
99.9	NICE Actimize Receives 2023 Inaugural “TabbFORUM NOVA Award” for Innovation in Capital Markets, dated June 19, 2023.
99.10	NICE Announces Interactions International 2023, Premier CX Event Showcasing Enlighten’s Pioneering AI For Business, dated June 19, 2023.
99.11	NICE Actimize Named Suitability Category Winner for 2023 WealthTech Americas Awards for the Second Consecutive Year, dated June 20, 2023.
99.12	NICE Releases 2021-2022 Environmental, Social and Governance (ESG) Report, Demonstrating Positive Impact of Cloud-Based Solutions , dated June 21, 2023.
99.13	NICE Announces Launch of CXone as an Industry First EU Sovereign Cloud CX Platform, dated June 26, 2023.
99.14	NICE Actimize Named Category Winner for Suitability in WealthBriefingAsia Awards for Third Consecutive Year, dated June 26, 2023.